Exhibit 99.1

Transition Therapeutics Appoints Carl Damiani as President

TORONTO, June 16, 2015 /CNW/ - Transition Therapeutics Inc. ("Transition" or the "Company") (NASDAQ: TTHI, TSX: TTH) Chairman and Chief Executive Officer, Dr. Tony Cruz is pleased to announce the appointment of Carl Damiani as President and Chief Operating Officer of Transition.

"Carl has worked closely with me over many years contributing both strategically and on the implementation of all the programs at Transition. His deep understanding of our technologies and all the areas of our Company will be integral in providing direction to continue our plans for growth," said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition.

Since joining Transition in 2003, Mr. Damiani has held the roles of Chief Operating Officer, Vice-President of Business Development and Director of Business Development.

About Transition

Transition is a biopharmaceutical development company, advancing novel therapeutics for CNS and metabolic disease indications. The Company's wholly-owned subsidiary, Transition Therapeutics Ireland Limited is developing CNS drug candidate ELND005 for the treatment of Alzheimer's disease and Down syndrome.  Transition's lead metabolic drug candidate is TT401 (LY2944876) for the treatment of type 2 diabetes and accompanying obesity. The Company's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the Canadian Securities Commissions, the U.S. Securities and Exchange Commission  or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including the total aggregate investment to be made in the Company, the conduct of clinical trials and the potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian Securities Commissions and the U.S. Securities and Exchange Commission.

SOURCE Transition Therapeutics Inc.

%CIK: 0001399250

For further information: on Transition, visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone: 416-260-7770, x.223, tcruz@transitiontherapeutics.com

CO: Transition Therapeutics Inc.

CNW 06:01e 16-JUN-15